Exhibit 12.1

EPICOR SOFTWARE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
Income before income taxes	$2,863	$42,534	$38,607	$33,934	$25,476
Fixed charges:
Interest expense	15,613	8,469	9,274	1,471	604
Amortized capitalized expenses	—	—	—	210	164

Total earnings	$18,476	$51,003	$47,881	$35,615	$26,244

Ratio of earnings to fixed charges	1.18	6.02	5.16	21.19	34.17